

12060032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Avenue - Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Santander Securities LLC
San Juan, Puerto Rico

We have audited the accompanying consolidated statement of financial condition of Santander Securities LLC and subsidiary (the "Company"), a Puerto Rico company and a wholly owned subsidiary of Santander BanCorp as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.



February 27, 2012

Stamp No. E19917
affixed to original.

SANTANDER SECURITIES LLC AND SUBSIDIARY
(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$ 26,233,052
DEPOSIT WITH CLEARING BROKER	100,000
SECURITIES OWNED — At fair value	51,814,532
EMPLOYEE ADVANCES	20,937,493
RECEIVABLES	3,593,625
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	1,827,190
GOODWILL	24,254,097
DUE FROM CLEARING BROKER	33,546,376
ADVISORY SERVICING RIGHTS — Net	425,000
OTHER ASSETS	1,635,406
TOTAL	$164,366,771

LIABILITIES AND MEMBER'S INVESTMENT

LIABILITIES:	
Securities sold under agreements to repurchase	$ 21,135,000
Accounts payable and accrued expenses	9,897,991
Subordinated borrowings from the Parent Company	60,000,000
Deferred income tax liability — net	3,243,216
Total liabilities	94,276,207
CONTINGENCIES AND COMMITMENTS (Note 12)	
MEMBER'S INVESTMENT:	
Member's contribution	26,599,772
Accumulated earnings	43,490,792
Total member's investment	70,090,564
TOTAL	$164,366,771

See notes to consolidated statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

The accounting and reporting policies of Santander Securities LLC (SSLLC) and subsidiary (collectively the "Company"), a Puerto Rico entity and a wholly owned subsidiary of Santander BanCorp (the "Parent Company"), conform with accounting principles generally accepted in the United States of America (hereinafter referred to as "GAAP") and with general practices within the financial services industry. The Parent Company is a wholly owned subsidiary of Banco Santander, S.A. ("Santander Spain" or "the ultimate parent"). During the period ended December 31, 2011, SSLLC converted from a corporation to a limited liability company with the common stock and additional paid-in capital being converted to member's contributions. The conversion had no effect on accumulated earnings. There was no change in the tax status of SSLLC as result of the conversion.

The following is a summary of the Company's most significant accounting policies:

Nature of Operations and Use of Estimates — SSLLC provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. In addition, SSLLC provides portfolio management services through its wholly owned subsidiary, Santander Asset Management Corporation (the "Subsidiary"). The Subsidiary is a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940.

In preparing the consolidated statement of financial condition in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Principles of Consolidation — The consolidated statement of financial condition include the accounts of SSLLC and the Subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities Owned — The Company acquires securities for trading. These securities owned are acquired and held principally with the purpose of selling them in the near term. Securities owned are carried at fair value and the resulting difference between cost and fair value is included in current results of operations.

Securities Purchased/Sold under Agreements to Resell/Repurchase — Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as financing arrangements and are carried at their contract amount, the amount at which they will subsequently be resold or repurchased, plus related accrued interest. Repurchase and resale agreements are typically collateralized with government and government agency securities. It is the Company's policy to take or give possession of the underlying collateral, monitor its market value relative to the amounts under the agreements and, when necessary, require or give prompt transfer of additional collateral in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company or the counterparty with the right to liquidate the collateral held.

Due from Clearing Broker — The Company uses Pershing, LLC. as the clearing broker for all its brokerage transactions. Receivables from the clearing broker include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and net receivables arising from unsettled trades. Payables to clearing broker include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades. These transactions are presented net in the statement of financial condition. At December 31, 2011, the Company did not have any amounts receivable from fail to deliver transactions or any amounts payable from fail to receive transactions.

Employee Advances — The Company makes advances to certain registered representatives as part of their contractual employment. The contract terms range from five to nine years. The advances are not interest bearing unless the representative leaves the Company before the contract expires. If, at each employee's anniversary date under the contract term, the employee is still employed by the Company, the Company forgives an amount equal to the annual principal amortization computed on a straight-line basis over the contract term. Loan forgiveness is recognized as part of employee compensation and benefits. In the event that the employee leaves the Company prior to his/her next anniversary date under the contract term, the employee shall be obligated to pay to the Company on the date of termination the outstanding principal amount of the loan, plus contractual interest thereon.

Furniture, Equipment, and Leasehold Improvements — Furniture and equipment are stated at cost, less accumulated depreciation that is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

Goodwill — The Company accounts for goodwill in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 350, *Intangibles — Goodwill and Other*. This ASC addresses financial accounting and reporting for acquired goodwill and other intangibles. ASC 350 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in the financial statements upon their acquisition. This ASC also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under ASC 350, goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. Based in part on an independent assessment of the value of the Company's goodwill at October 1, 2011, management determined that the Company's goodwill was not impaired.

Goodwill was recorded by the Company in connection with the acquisition of Merrill Lynch's retail brokerage business in Puerto Rico on February 25, 2000, and no goodwill impairment has been recorded since such acquisition.

Advisory Servicing Rights — The Company acquired rights to serve as the investment advisor for various investment funds. These rights are considered finite-lived intangible assets, which are being amortized over the estimated life of each investment fund.

In accordance with the ASC 360, *Property, Plant and Equipment*, the Company reviews finite-lived intangible assets for impairment whenever an event occurs or circumstances change, which indicates that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on the estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. If the fair value of the asset is determined to be less than the carrying value, an impairment loss is incurred in the amount equal to the difference. *Income Taxes* — The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740, *Income Taxes*. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.

2. SECURITIES OWNED

Securities owned at December 31, 2011, carried at fair value, are as follows:

Puerto Rico government obligations, $2,790,745 maturing within one to five years, $9,727,663 maturing within five to ten years, and $33,781,491 maturing after ten years, generally at fixed rates ranging from 0% to 6.35%	$ 46,299,899
Certificate of Deposit, $64,277 maturing within one year with variable interest rate linked to Dow Jowns of 0% at year end	64,277
Mortgage-backed securities, $46,629 maturing within five to ten years and $11,394 maturing after ten years, generally at fixed rates ranging from 4.5% to 9.5%	58,023
Closed-end funds	5,392,333
Total securities owned	$ 51,814,532

3. FAIR VALUE DISCLOSURES

The Company follows ASC 820, *Fair Value Measurements and Disclosures*, which provides a framework for measuring fair value. Additionally, ASC 820 amended ASC 825, *Financial Instruments*, and, as such, the Company follows ASC 820 in the determination of the fair value disclosure amounts as required by the ASC 825.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Trading assets are recorded at fair value on a recurring basis.

Fair Value Hierarchy — ASC 820 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This ASC describes three levels of inputs that may be used to measure fair value, which are:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Recurring Measurements — The presentation for each of the hierarchy levels of the Company's assets that are measured at fair value on a recurring basis at December 31, 2011, is as follows:

	Level 1	Level 2	Level 3	Total
Assets — trading securities:				
Puerto Rico government obligations	$ -	$46,299,899	$ -	$46,299,899
Certificate of Deposit			64,277	64,277
Mortgage-backed securities			58,023	58,023
Closed-end funds			5,392,333	5,392,333
Assets — securities owned	$ -	$46,299,899	$5,514,633	$51,814,532

Level 3 assets were 10.6% of total assets carried at fair value. Management recognizes transfers between levels of financial instruments at the end of each reporting period. There were no transfers between levels of financial instruments during the year ended December 31, 2011.

The reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2011, is as follows:

		Net Realized/Unrealized Gains (Losses) Included in						
	Balance — January 1, 2011	Earnings (Losses)	Other Comprehensive Income	Transfers in and/or out of Level 3	Purchases	Sales	Balance — December 31, 2011	Unrealized Gains (Losses) Still Held (2)
Trading securities:								
Certificate of Deposit	$ -	$ 1,781	$ -	$ -	$ 394,655	$ (332,159)	$ 64,277	$ 793
Mortgage-backed securities	144,340	11,364			5,765,237	(5,862,918)	58,023	560
Closed-end funds	7,624,177	994,221			158,953,949	(162,180,014)	5,392,333	103,389
Securities owned (1)	$7,768,517	$1,007,366	$ -	$ -	$165,113,841	$(168,375,091)	$5,514,633	$104,742

(1) Changes in fair value and gains and losses from sale of these instruments are recorded in other revenues. The amounts above do not include interest.

(2) Represents the amount of total gains or losses for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets classified as Level 3 that are still held at December 31, 2011.

Determination of Fair Value — The following is a description of the valuation methodologies, techniques, and inputs, used for instruments recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (ASC 825). Each estimated fair value was calculated using certain facts and assumptions, which vary depending on the specific financial instrument.

Short-Term Financial Instruments — Short-term financial instruments, including cash and cash equivalents, due from clearing broker, accrued interest receivable and payable, other receivables, securities sold under agreement to repurchase, and certain other assets and liabilities, are carried at historical cost. The carrying amount is a reasonable estimate of fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Securities Owned — Securities owned are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques, such as discounted cash flow methodologies, adjusted for the security's credit rating, prepayment assumptions, and other factors such as credit loss assumptions. Fair value techniques, inputs, and methodologies by class of securities owned are as follows:

a. Puerto Rico Government Obligations — The prices are determined based on other bonds of the same issuer that have been traded periodically, using observable market inputs that include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark, securities, bids, offers and reference data. Securities of the Commonwealth of Puerto Rico and its subdivisions are classified as Level 2.

b. Certificate of Deposit — This fixed income security include an embedded option to equity, a basket or an index. Because of its nature and not significant volumes, this security is not commonly traded and an internal estimation is performed. Therefore, this security is cataloged as level 3.

c. Mortgage-Backed Securities — These securities are priced using observable market inputs (TBA prices, monthly pre-payment information, and treasury spot rates) based on the characteristics of the security. TBA prices indicate where the mortgage market is currently trading. Using these prices, the process derives Option-adjusted spread's ("OAS") for pass-through mortgage-backed securities across various weighted average maturities and Monte Carlo simulation process. This process derives a price based on the prepayments modeled over the range of interest rate paths sampled, discounted at the treasury spot rates plus TBA-based OAS. Mortgage-backed securities are classified as Level 3.

d. Closed-End Funds — The Company invests in closed-end funds that seek to provide its shareholders with a high level of current income consistent with the preservation of capital, its investment policies, and prudent investment management. These funds will invest not less than 67% of its assets in Puerto Rico securities and up to 33% in U.S. securities. Management of the funds does not have the ability to significantly shift the type of assets that the funds will invest. These investments can never be redeemed with the fund. Distributions from each fund will be received as the underlying investments of the funds are liquidated. The fair values of these investments has been estimated using the net asset value per share of the investments. Close-end funds are classified as Level 3.

Subordinated Borrowings — Subordinated borrowings are carried at historical cost. For ASC 825 disclosures, the fair value is determined by discounting cash flows at market rates currently offered for similar instruments and including adjustments to reflect the current creditworthiness of the Company.

Fair Value of Financial Instruments — The table below is a summary of fair value estimates at December 31, 2011, for financial instruments, as defined by ASC 825, excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value on a recurring basis. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding risk characteristics of various financial instruments, current economic conditions, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

	Carrying Amount	Fair Value
Subordinated borrowings from Parent Company	$ 60,000,000	$ 61,271,739

4. EMPLOYEE ADVANCES

Employee advances amounted to $20,937,493 at December 31, 2011. Loan repayments forgiven during the year ended December 31, 2011, amounted to $2,606,202. Employee loan principal balances are forgiven at each employee's anniversary date as follows:

Years Ending December 31	
2012	$ 3,866,134
2013	3,190,539
2014	3,078,648
2015	2,918,648
2016	2,578,097
Thereafter	7,074,578
Subtotal	22,706,644
Less principal balance expensed during 2011 to be forgiven in 2012 at each employee's anniversary date	(1,769,151)
Total	$ 20,937,493

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements at December 31, 2011, are as follows:

Furniture and equipment	$ 2,148,032
Leasehold improvements	4,834,747
Total furniture, equipment, and leasehold improvements	6,982,779
Less accumulated depreciation and amortization	(5,155,589)
Furniture, equipment, and leasehold improvements — net	$ 1,827,190

6. ADVISORY SERVICING RIGHTS

The advisory servicing rights are related to the acquisition of the right to serve as the investment advisor for First Puerto Rico Growth and Income Fund, acquired in 2000; First Puerto Rico Tax-Exempt Fund, Inc., acquired in 2002; and for First Puerto Rico Growth and Income Fund Inc. and First Puerto Rico Daily Liquidity Fund Inc., which were acquired in December 2006 (collectively, the "Funds"). These intangible assets are being amortized over a 10 year period, which represents the estimated useful life of the Funds. Under the Funds agreements, the Company receives annual management fees ranging between 0.4% and 0.5% of the Fund's average weekly net asset value.

The net carrying amount of advisory servicing rights at December 31, 2011, is as follows:

	Gross Amount	Accumulated Amortization	Impairment	Carrying Amount
Advisory-servicing rights	$3,050,000	$2,625,000	$ -	$425,000

7. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company enters into sales of securities under agreements to repurchase ("repurchase agreements"). Repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the accompanying consolidated statement of financial condition. During the period of such agreements, the securities are delivered to the counterparties. The counterparties may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell to the Company the same securities on the maturity of the agreements.

Repurchase agreements at December 31, 2011, mature within thirty days in the amount of $21,135,000 and bear interest at a fixed rate of 1.50%.

Borrowings under repurchase agreements at December 31, 2011, were collateralized as follows:

Securities Underlying Repurchase Agreements	Amortized Cost of Underlying Collateral	Fair Value of Underlying Collateral
Puerto Rico government obligations	$23,566,450	$23,536,319

8. SUBORDINATED BORROWINGS FROM PARENT COMPANY AND OTHER RELATED-PARTY TRANSACTIONS

The borrowings under subordination agreements with the Parent Company at December 31, 2011, amounted to $40,000,000 and $20,000,000, bearing interest at 4.135% and 2.127%, and due on July 1, 2013 and January 31, 2012, respectively. The accrued interest of such borrowings amounted to $24,551 as of December 31, 2011.

The subordinated borrowings described above are available for computing the minimum net capital requirements under the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") (see Note 11). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. LONG-TERM INCENTIVE PLANS

Santander Spain sponsors various nonqualified share-based compensation programs (the Spain Plans) for certain of its employees and those of its subsidiaries, including the Company. All of the Spain Plans have been approved by the board of directors of the Company and are available to certain eligible officers and key employees. All of the Spain Plans contain service, performance, market conditions; provide for settlement in stock of Santander Spain to the participants; and are classified as equity plans.

10. INCOME TAXES

On January 31, 2011, the Governor of Puerto Rico signed Act No. 1 of 2011, enacting a new Puerto Rico Internal Revenue Code ("2011 Tax Code"), repealing the tax code of 1994, as amended, almost in its entirely. The 2011 Tax Code reduces the maximum effective corporate income tax rate from 40.95% (including a temporary three-year special additional tax of 5%) to 30%. The 2011 tax code repealed the temporary 5% additional special tax enacted under the Act No. 7 of 2009. The Company is subject to Puerto Rico income tax at statutory rates ranging from 20% to 30%. Under the provisions of the 2011 Tax Code, the Company is subject to regular tax or the alternative minimum tax, whichever is higher. The Company measured deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liabilities are expected to be settled or realized.

Under the Puerto Rico Income Tax Law, SSLLC and the Subsidiary are treated as separate taxable entities and are not entitled to file consolidated tax returns.

At December 31, 2011, the Company has recognized a deferred tax asset amounting to $1,454,124, mostly related to the long-term incentive plans and employee benefit plan, and a deferred tax liability amounting to $4,697,340, which relates to the excess of the book basis over the tax basis of goodwill. The resulting net deferred tax liability of $3,243,216 is reported in the accompanying consolidated statement of financial condition.

As of December 31, 2011, the Company had accrued interest and penalties amounting to approximately $24,000. At December 31, 2011, the Company did not have significant unrecognized tax benefits which, if recognized, would decrease the effective income tax rate in future periods. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation and legislative activity, and the addition or elimination of uncertain tax positions. At December 31, 2011, the years 2007 through 2010 remain subject to examination by the taxing

authorities in Puerto Rico. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

11. MEMBER'S INVESTMENT AND NET CAPITAL REQUIREMENTS

The Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Company has entered into a clearing agreement (the "Agreement") with Pershing LLC (the "Clearing Broker"), which is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the SEC. The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company so that the Company can treat these assets as allowable assets under SEC Rule 15c3-1. The Clearing Broker will perform a separate computation for proprietary accounts of the Company in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 with various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less than $250,000. At December 31, 2011, the Company had net regulatory capital, as defined, of $70,718,589, which was $70,468,589 in excess of its required regulatory net capital.

12. CONTINGENCIES AND COMMITMENTS

The Company is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defenses with respect to such litigation and that any losses therefrom will not have a material adverse effect on the consolidated financial position of the Company.

Under the terms of the Agreement, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain from the Company's customers. As of December 31, 2011, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Company leases office space under three operating lease agreements, which expire in June 2014, November 2014, and November 2016. The future minimum lease payments under these noncancelable operating leases at December 31, 2011, are as follow:

Years Ending December 31	Amount
2012	$ 1,242,154
2013	1,384,415
2014	1,264,446
2015	190,907
2016	179,783
Total	$4,261,705

13. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. The Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company was not required to make contributions to the Plan in

2011. The Company's contribution becomes 100% vested once the employee attains five years of service.

14. VARIABLE INTEREST ENTITIES

Variable interest entities (VIEs) are entities that either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions, through voting rights, right to receive the expected residual returns of the entity, and obligation to absorb the expected losses of the entity). The FASB amended on June 2009 the guidance applicable to VIEs and changed how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

The Company has variable interests in certain investments that have the attributes of investment companies. However, in January 2010, the FASB decided to make official the deferral of ASC Subtopic 860-10, *Transfers and Servicing*, for certain investment entities. The deferral allows asset managers that have no obligation to fund potentially significant losses of an investment entity to continue to apply the previous accounting guidance to investment entities that have the attributes of entities subject to ASC 946, *Financial Services — Investment Companies*. The FASB also decided to defer the application of this guidance for money market funds subject to Rule 2a-7 of the Investment Company Act of 1940. Asset managers would continue to apply the applicable existing guidance to those entities that qualify for the deferral.

15. SUBSEQUENT EVENTS

The Company's management evaluated all events subsequent to the statement of financial condition date of December 31, 2011, through February 27, 2012, the date the statement of financial condition available to be issued.

* * * * * *